Invest in lyfmap.com

A positive social network that connects users over history is building Google Maps to the past!



🐦 f 📷 🔊 LYFMAP.COM SAINT PAUL MN | Entertainment | Software | Technology | Social Impact | Social |

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Why you may want to invest in us...

1 Background: Lyfmap is an Interactive, User Generated platform initially targeting age 50+ who own 70% of the wealth

2 Network Effects: Our users are building a unique database of the world's history, with massive network effects

3 Time: Lyfmap returning User time spent (12 min) is super sticky and similar to Pinterest (14min)!

4 Scale: Social networks can SCALE to billion dollar valuations whereas consumer products companies rarely can

5 Virtual Time Machine: VR recreations of any place at any point in time will be possible as our data expands

6 Always Learning: Accepted into Jason Calacanis' Founder University 16.

7 Expertise: Larry Bieza has run 3 profitable businesses based on monetizing people's fascination with history

8 No Algorithm: Lyfmap won't serve content to users via an algorithm, but instead via proximity and chronology

Why investors 💗 us

WE'VE RAISED $78,500 SINCE OUR FOUNDING



I've known Larry for 25 years. He's equally passionate and intelligent. When he described Lyfmap as a way for people to store their memories in a location focused social media platform I was intrigued. As Larry introduced new features and functions I became more than intrigued. I think this business has

features and functions I became more than intrigued. I think this business has a bright future and I want to be part of its early stage process and future success. Congrats Larry on successfully attaining the first milestones in any early stage venture's journey. You have achieved much more than a MVP.

Mark J Brosso Founder & CEO of PurpleLab, Inc.

LEAD INVESTOR   INVESTING $11,000 THIS ROUND



I remember about 5 years ago, when Larry and I were at an event. We sat in a car sharing our dreams of the startups we would build. And here we are today. I've built PurpleLab, a medical data SaaS company, and Larry built Lyfmap, dedicated to Democratizing history. As Larry has said, "History isn't only for the famous, everyone deserves to be remembered." And he is well on his way towards making that happen. I have known Larry for over 20 years, and the intensity of purpose and passion he brings to a project is amazing! If, like me, you can envision what Lyfmap will become in the future, you know that Larry deserves your support, and the possibility of huge profits are icing on the cake.

Mark J Brosso ☆

SEE MORE

Our team



Larry Bieza
Founder
Built 3 history related businesses, all of them successful.
(in)



Dusan Lalic
Full Stack Developer at Lyfmap.com
Building Lyfmap into something amazing.
(in)

In the news



New Twin Cities website can locate where memories were made

If you could take a time-lapse movie of a city block starting in the 1920s, the changes would be predictable: Trees would rise and fall. The cars would change from boxy black Model T's to colorful models with tail

August 7, 2020 @ startribune.com

Downloads

📄 LYFMAP Pitch Deck for Wefunder.pdf

The MOONSHOT mission of Lyfmap.com: To capture all the history of everywhere into one place.

It began with a realization:

It began with a realization.

That the Baby Boomer generation has **Billions of paper photos** and knows the stories behind them. And that they will all **disappear……**

But, if we could build a website to capture that information, we would provide a massive social benefit, and at the same time be building an incredible moat of proprietary data!

Since every event in our lives happens at a specific time and a specific GPS location, the perfect index for the worlds memories is to place them on a TIMELINE at the MAP locations where they happened!

People love to tell stories and reminisce about the places of their lives, and Lyfmap gives them an easy way to save those stories where they happened, and then connect with others who have those locations in common.

And so began the 4 year challenge of building out Lyfmap.com

I began with conceptual drawings and wireframes of the idea


1610 Harmon Place Minneapolis, MN 55403
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Party! We spent the wee hours of the morning of New Years Eve at Joes's Garage. They wouldn't normally be open, but I know the owner, Joe Smith, what a great guy! I convinced him that we could get a bunch of our friends to watch the New Years fireworks from over at the Stone Arch bridge. He had some of the heat torches out and made some burgers and it was an excellent time! Peeps who were there included Monica Greene, Sam Watson, Rick West...
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GREENE, MONICA, AMBER +65
Thanks SOOOOO much for the invite, Zach! Something you didn't know that happened later that night, is Ricky PROPOSED TO ME!!!! Maybe we'll have the wedding on the roof!!!!!

Found a developer and built the MVP.


LYFMAP
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Ahmedabad
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2015
January
03
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Meh….

Then found my dev Dusan Lalic and got AMAZING!



lyfmap
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1265 W Como Blvd, St Paul, MN 55103, USA
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There are 6 Memories Found.

Lyfmap.com launched with free promotion on 2 local location-based Facebook Groups, Old St. Paul and Historic Minneapolis.

We quickly gathered 600 users and ran a survey. Users wanted easier discovery of memories. The result of that realization was our new

MEMORY FEED!



GO TO THE ADDRESS OF YOUR MEMORY
LOCAL ONLY
OR SEARCH ALL OF LYFMAP
LYFMAP
Map
Satellite
Labels
Recent Memories
Newly Commented
Your Locations
Your Searches
Recent Photos
Date: 8/15/1958
Debra Riedle
Address: 44.97809508032338, -93.1485529001158
Go To
Korean Independence Day celebration at Como Park. MNHS #OSP
Date: 0/0/1981
Jean Day
Address: Como Park Rides St Paul MN
Go To
With my dear cousin Mary Lou Kostecki and her sons, Max and Nick Kostecki, along with my sons
Brian and Shawn Day, we took a day and went to Como Park. They got in a couple rides.
#DayLogajan #KosteckiJanicke #ComoParkRides

Where the user has 5 customizable tabs to find the memories that they are most interested in. BUT NO ALGORITHM WILL DECIDE WHAT YOU SEE! (Hear that Facebook!)

And then..... Our team in Ukraine began work on our super secret data project. This has been a very long process of collecting data that will make things magical for our users. With a successful fundraiser, we PLAN to roll this out in the future, as well as start our Revenue Model.

But for now it's all about gathering more users...

And we've now topped 3000 local (St Paul, MN) users with no ad money spent! Over 1 million pieces of history saved so far, users who have saved over 1000 memories each, and we're just getting started!

Can't wait to tell the WORLD, hopefully scale to millions of users, and let them save all their memories on Lyfmap.com!

*These projections are not guaranteed.

Investor Q&A

What does your company do? ˅   + EXPAND ALL

Lyfmap.com is a network that connects people over shared history: History of ourselves, our ancestors, and the places where we live. While initially targeting people age 50+, Lyfmap is for everyone, 100% free, and available NOW. Lyfmap allows users to save all their photos and memories at the map locations where they happened, preserving forever these moments of history. Then we notify you when others save memories at those locations, to reminisce with others over the great places of your life. We are sort of like a Facebook for Locations.

Where will your company be in 5 years? ˅

We hope to achieve $100M ARR from our unique localized advertising platform. We also plan to have free paper photo scanning for everyone in the US and VR recreation of any city in any time period in history that you select, as we will have Billions of unique vintage photos in our database. We are building a TIME MACHINE powered by the memories and paper photos of the world! These projections are not guaranteed.

Why did you choose this idea? ˅

Over the next 30 years the Baby Boomer generation will have passed away. All their memories gone, all their BILLIONS of paper photos discarded. Lost forever. Our Moonshot mission is to prevent that tragic loss, by saving WHERE IT HAPPENED, all of the stories, memories, and history of a generation, and then for every generation that follows...

How far along are you? What's your biggest obstacle? ˅

We've completed the website MVP and are iterating from our user surveys. We are currently solving for users only in Larry's hometown of St. Paul, MN to conserve current funds. But Lyfmap is fully functional and available worldwide. We have 3000 local users and a passionate bunch of super users who have already saved thousands of memories on the Lyfmap. We gathered these users using only free promotion on 2 Facebook groups. 1500 monthly actives and returning users spend an average of 12 minutes per visit! The funds we raise here will allow us to add a developer and complete site upgrades before wide scale promotion begins later this year. We are now ready to blow this thing up! Our biggest obstacle will be scaling Lyfmap as our audience quickly grows.

Who competes with you? What do you understand that they don't? ⌄

Our main competition is Facebook Groups, because they capture so much user screen time, but Groups also allows us FREE promotion for Lyfmap, because many admins see the value in what we are building! Ancestry.com is competition as well, because Lyfmap offers a genealogical component that is super cool! And the infinite variety of the unique history we are saving will always create exciting discoveries for our users. Existing social networks don't understand the value of maps as a basis for connecting people. But they soon will.

How will you make money? ⌄

We believe we can grow revenue fastest with an advertising model. The unique LOCAL model we are planning, will be one where not only will members WANT to see the ads, but ads will in fact drive discovery of Lyfmap by non members as well.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The greatest risk for any social network is not gathering a large enough user base. We're in somewhat of a Blue Ocean territory with Lyfmap, because of our map based, localized social network (we only feed memories within 50 miles of a user's home location). We feel our potential product market fit, has already been proven by the thousands of location specific Facebook Groups and their millions of members. The question is can we pull users away from Facebook for at least a portion of their online time? And can we get them to save their photos and stories? We, of course, will actively seek to attract Non Facebook members with our positive environment as well. We are confident that we can grow our user base, and have some super secret data projects that will help us get there.